# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apollo Origination II (UL) Capital Trust, CIK 0002052153
CUSIP: 000000000
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 9 West 57th Street, 42nd Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 11/21/2025
Filed by CIK 0002011937
Persons authorized to receive notices and communications: David W. Blass, Esq., Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, District Of Columbia (DC), 20001, 212-455-2000; Steven Grigoriou, Esq., Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, District Of Columbia (DC), 20001, 212-455-2000

## Reporting persons
- Apollo Direct Lending Fund II (Unlevered AIV), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 23,198,784.86; sole dispositive power 0; shared dispositive power 23,198,784.86; aggregate amount beneficially owned 23,198,784.86 (100% of the class)
- Apollo Direct Lending Advisors II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 23,198,784.86; sole dispositive power 0; shared dispositive power 23,198,784.86; aggregate amount beneficially owned 23,198,784.86 (100% of the class)
- Apollo Origination Advisors II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 23,198,784.86; sole dispositive power 0; shared dispositive power 23,198,784.86; aggregate amount beneficially owned 23,198,784.86 (100% of the class)
- APH Holdings (DC), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 23,198,784.86; sole dispositive power 0; shared dispositive power 23,198,784.86; aggregate amount beneficially owned 23,198,784.86 (100% of the class)
- Apollo Principal Holdings B GP, LLC (CIK 0002011937): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 23,198,784.86; sole dispositive power 0; shared dispositive power 23,198,784.86; aggregate amount beneficially owned 23,198,784.86 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Name of issuer: Apollo Origination II (UL) Capital Trust
Address of issuer's principal executive offices: 9 West 57th Street, 42nd Floor, New York, New York (NY), 10019
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 8, 2025, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on August 8, 2025 and as amended by Amendment No. 2 filed with the Securities and Exchange Commission on September 15, 2025 (as amended, the "Schedule 13D") relating to the common shares of beneficial interest, par value $0.001 per share (the "Common Shares"), of Apollo Origination II (UL) Capital Trust, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "1940 Act") (the "Issuer" or the "Company"). Except as set forth herein, the initial Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the initial Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

The information set forth in Items 4, 5 and 6 hereof is hereby incorporated by reference into this Item 3.

On November 19, 2025, the Issuer delivered a capital drawdown notice to Apollo Direct Lending Fund II (Unlevered AIV), L.P. (formerly known as Apollo Origination Partnership II (Unlevered AIV), L.P.), pursuant to which Apollo Direct Lending Fund II (Unlevered AIV), L.P. was obligated to make a capital contribution to purchase 1,114,827.2018 Common Shares at $26.91 per Common Share for an aggregate purchase price of $30,000,000.00. The purchase closed on November 21, 2025 when NAV was finalized and the Common Shares were deemed issued on November 21, 2025. The Common Shares were paid for from Apollo Direct Lending Fund II (Unlevered AIV), L.P.'s invested capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

Calculation of the percentage of the Common Shares beneficially owned is based on 23,198,784.8605 Common Shares outstanding as of the date hereof, as disclosed by the Issuer to the Reporting Persons.

The aggregate number and percentage of the Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Apollo Direct Lending Fund II (Unlevered AIV), L.P. directly holds 23,198,784.8605 Common Shares. Apollo Direct Lending Advisors II, L.P. (formerly known as Apollo Origination Advisors II, L.P.) is the general partner of Apollo Direct Lending Fund II (Unlevered AIV), L.P. Apollo Origination Advisors II GP, LLC is the general partner of Apollo Direct Lending Advisors II, L.P. The sole member of Apollo Origination Advisors II GP, LLC is APH Holdings (DC), L.P. Apollo Principal Holdings B GP, LLC is the general partner of APH Holdings (DC), L.P. Apollo Principal Holdings B GP, LLC is managed by a board of managers consisting of Marc Rowan, Scott Kleinman and James Zelter. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or Messrs. Rowan, Kleinman and Zelter is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each Reporting Person and Messrs. Rowan, Kleinman and Zelter expressly disclaims beneficial ownership of such Common Shares and any assertion or presumption that they and the other persons on whose behalf this statement is filed constitute a "group."
Number of shares as to which each person has sole or shared power to vote or dispose: See 5(a) above.
Transactions in the class effected during the past sixty days: Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, none of the Reporting Persons, to the best of the knowledge of such persons, has effected any transaction in the Common Shares in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Pursuant to the Subscription Agreement, the Reporting Persons have agreed to purchase Common Shares from the Issuer for an aggregate purchase price of up to $800,000,000. As of the date hereof, $128,000,000 of the Reporting Persons' Capital Commitments have been drawn down by the Issuer. Additional purchases of Common Shares for a purchase price up to the Capital Commitment may occur in one or more subsequent closings on dates to be selected by the Issuer in accordance with the Subscription Agreement. The purchase price for future drawdown dates will be the Drawdown Purchase Price (as defined therein). As previously disclosed, the assignability and transferability of the Common Shares are governed by the Amended and Restated Agreement and Declaration of Trust and the Subscription Agreement, each of which imposes substantial restrictions on transfers.

Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibit:

Exhibit No. Description
99.1 Signature Page

## Signatures
- Apollo Direct Lending Fund II (Unlevered AIV), L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary of Apollo Principal Holdings B GP, LLC, See Exhibit 99.1 (11/25/2025)
- Apollo Direct Lending Advisors II, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary of Apollo Principal Holdings B GP, LLC, See Exhibit 99.1 (11/25/2025)
- Apollo Origination Advisors II GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary of Apollo Principal Holdings B GP, LLC, See Exhibit 99.1 (11/25/2025)
- APH Holdings (DC), L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary of Apollo Principal Holdings B GP, LLC, See Exhibit 99.1 (11/25/2025)
- Apollo Principal Holdings B GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary, See Exhibit 99.1 (11/25/2025)